UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                               Dynex Capital, Inc.
- -----------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
- -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26817Q506
- -----------------------------------------------------------------------
                                 (CUSIP Number)


                                Arthur D. Lipson
                             Western Investment LLC
                     2855 East Cottonwood Parkway, Ste. 110
                             Salt Lake City, UT 84121
- -----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 26, 2006
- -----------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].









CUSIP No.  - 26817Q506


1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
        OR 2(e)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE


NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   1,145,193 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                1,145,193 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,145,193 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.3%

14      TYPE OF REPORTING PERSON*
        OO







1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         ARTHUR D. LIPSON

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         OO,PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
        OR 2(e)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   1,170,193 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                1,170,193 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,170,193 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.5%

14      TYPE OF REPORTING PERSON*
        IN








1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT HEDGED PARTNERS LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
        OR 2(e)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   142,470 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                142,470 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 142,470 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.2%

14      TYPE OF REPORTING PERSON*
        PN








1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
        OR 2(e)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   952,478 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                952,478 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 952,478 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.7%

14      TYPE OF REPORTING PERSON*
        OO








1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT TOTAL RETURN MASTER FUND LTD

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
        OR 2(e)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   50,245 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                50,245 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 50,245 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.4%

14      TYPE OF REPORTING PERSON*
        CO








ITEM 1.   SECURITY AND ISSUER

This statement relates to shares of the Common Stock, par value $.01 (the "Common Shares"), of Dynex Capital, Inc. (the "Issuer"). The Common Shares reported in this statement include Common Shares issuable upon conversion of the Issuer's Series D 9.50% Cumulative Convertible Preferred Stock, par value $.01 (the "Preferred Shares"). Based on the Issuer's public filings, each outstanding Preferred Share is currently convertible into one Common Share at the option of the holder. The address of the principal executive offices of the Issuer is 4551 Cox Rd., Suite 300, Glen Allen, VA 23060.


ITEM 2.   IDENTITY AND BACKGROUND

(a) This statement is filed by Western Investment LLC, a Delaware limited liability company ("WILLC"), Arthur D. Lipson, Western Investment Hedged Partners LP, a Delaware limited partnership ("WIHP"), Western Investment Institutional Partners LLC ("WIIP"), a Delaware limited liability company, and Western Investment Total Return Master Fund, Ltd. ("WITR"), a Cayman Islands corporation. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

WILLC has sole voting and investment power over WIHP's, WIIP's and WITR's security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC's voting and investment decisions.

(b) The principal business address of each Reporting Person is 2855 East Cottonwood Parkway, Suite 110, Salt Lake City, UT 84121

(c) The principal business of WILLC is acting as the general partner, managing member and investment manager of WIHP, WIIP and WITR, respectively. The principal occupation of Arthur D. Lipson is acting as managing member of WILLC. The principal business of WIHP, WIIP and WITR is acquiring, holding and disposing of investments in various companies.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Lipson is a citizen of the United States of America.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 939,771 Common Shares beneficially owned by WILLC (not including shares issuable upon conversion of Preferred Shares beneficially owned by WILLC) is $6,200,193.49. The aggregate purchase price of the 205,422 Preferred Shares beneficially owned by WILLC is $2,111,452.83. The Common Shares and Preferred Shares beneficially owned by WILLC were acquired with the investment funds of each of WIHP, WIIP and WITR. The aggregate purchase price of the 25,000 Common Shares owned directly by Mr. Lipson is $141,500. The Common Shares owned directly by Mr. Lipson were acquired with his personal funds.


ITEM 4.   PURPOSE OF TRANSACTION

The Reporting Persons purchased the Common Shares and Preferred Shares based on the Reporting Persons' belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Shares and Preferred Shares at prices that would make the purchase of additional shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Common Shares and/or Preferred Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons strongly support current management and their goal to increase shareholder value. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Shares and Preferred Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, communicating with other shareholders regarding the Issuer, purchasing additional securities of the Issuer, selling some or all of their Common Shares and/or Preferred Shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Shares and/or Preferred Shares or changing their intention with respect to any and all matters referred to in Item 4.



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate percentage of Common Shares reported owned by each person named herein is based upon 12,163,391 Common Shares outstanding as of April 28, 2006, as reported in the Issuer's definitive proxy statement filed with the Securities and Exchange Commission on May 5, 2006.

As of the close of business on August 4, 2006, WIHP, WIIP and WITR beneficially  owned 142,470, 952,478 and 50,245 Common Shares, respectively,
representing   approximately 1.2%, 7.7% and 0.4%, respectively, of the Common
Shares outstanding. The Common Shares beneficially owned by WIIP include 205,422 Common Shares that are issuable upon the conversion of Preferred Shares owned by WIIP. WILLC beneficially owned 1,145,193 Common Shares, constituting approximately 9.3% of the Common Shares outstanding. Mr. Lipson beneficially owned 1,170,193 Common Shares, constituting approximately 9.5% of the Common Shares outstanding. The Common Shares beneficially owned by Mr. Lipson consist of the 1,145,193 Common Shares beneficially owned by WILLC and 25,000 Common Shares owned directly by him.

As the general partner, managing member and investment manager of WIHP, WIIP and WITR, respectively, WILLC may be deemed to beneficially own the 1,145,193 Common Shares beneficially owned in the aggregate by WIHP, WIIP and WITR. As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 1,145,193 Common Shares beneficially owned by WILLC.

(b) Each of WILLC and Mr. Lipson is deemed to have sole voting and dispositive power over the securities reported herein as beneficially owned by WIHP, WIIP and WITR by virtue of their respective positions as described in paragraph
(a). Mr. Lipson has sole voting and dispositive power over the securities reported herein as owned directly by him.

(c) Schedule A annexed hereto lists all transactions in the Common Shares and Preferred Shares during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.

(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On August 7, 2006, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

1. Joint Filing Agreement by and among Western Investment LLC, Arthur D. Lipson, Western Investment Hedged Partners LP, Western Investment Institutional Partners LLC and Western Investment Total Return Master Fund Ltd., dated August 7, 2006.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 7, 2006		     WESTERN INVESTMENT LLC

                             By: /s/ Arthur D. Lipson, Sole Member


                             WESTERN INVESTMENT HEDGED PARTNERS LP
                             By: Western Investment LLC,
                                 its General Partner

                             By: /s/ Arthur D. Lipson, Managing Member


                             WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
                             By: Western Investment LLC,
                                 its Managing Member

                             By: /s/ Arthur D. Lipson, Managing Member


                            WESTERN INVESTMENT TOTAL RETURN MASTER FUND LTD
                             By: Western Investment LLC,
                                 its Investment Manager

                             By: /s/ Arthur D. Lipson, Managing Member




                                  /s/ Arthur D. Lipson
                               ___________________________
                                    ARTHUR D. LIPSON


EXHIBIT A

1.  Joint Filing Agreement by and among Western Investment LLC,
Arthur D. Lipson, Western Investment Hedged Partners LP, Western
Investment Institutional Partners LLC and Western Investment Total Return Master Fund Ltd, dated August 7, 2006. See attached.









                                  SCHEDULE A

COMMON STOCK
           Transaction Code     Quantity      Trade Date   Price
 WIIP      Buy                    2,300        6/16/2006    $6.7300
           Buy                    2,200        6/19/2006    $6.7000
           Buy                      400        6/20/2006    $6.7200
           Buy                    2,000        6/21/2006    $6.7285
           Buy                      400        6/22/2006    $6.7310
           Buy                    1,710        6/23/2006    $6.7285
           Buy                      900        6/23/2006    $6.7306
           Buy                      600        6/26/2006    $6.7552
           Buy                      400        7/03/2006    $6.7585
           Buy                      600        7/05/2006    $6.7335
           Buy                   13,000        7/13/2006    $6.7303
           Buy                    5,500        7/13/2006    $6.7310
           Buy                    3,400        7/17/2006    $6.7279
           Buy                    2,400        7/18/2006    $6.7296
           Buy                      800        7/19/2006    $6.7450
           Buy                      600        7/20/2006    $6.7667
           Buy                    5,800        7/21/2006    $6.7580
           Buy                    1,800        7/24/2006    $6.7452
           Buy                    2,000        7/25/2006    $6.7585
           Buy                  299,200        7/26/2006    $6.7250
           Buy                    4,000        7/26/2006    $6.7285
           Buy                   12,100        7/27/2006    $6.7300
           Buy                  225,400        7/27/2006    $6.7350
           Buy                    6,400        7/28/2006    $6.7200
           Buy                      600        7/31/2006    $6.7200
           Buy                      300        8/01/2006    $6.7285
           Buy                      100        8/02/2006    $6.7285
	   Buy	                    400	       8/04/2006    $6.7285


 WITR      Buy                   12,750        7/14/2006    $6.7258


SERIES D PREFERRED STOCK
           Transaction Code     Quantity      Trade Date   Price
 WIIP      Buy                      500        7/31/2006   $10.1600








EXHIBIT A

                          JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated August 7, 2006 (including amendments thereto) with respect to the Common Stock of Dynex Capital, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.


Dated:	August 7, 2006

WESTERN INVESTMENT LLC

By: /s/ Arthur D. Lipson, Sole Member


WESTERN INVESTMENT HEDGED PARTNERS LP
By: Western Investment LLC,
    its General Partner

By: /s/ Arthur D. Lipson, Managing Member


WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
By: Western Investment LLC,
    its Managing Member

By: /s/ Arthur D. Lipson, Managing Member


WESTERN INVESTMENT TOTAL RETURN MASTER FUND LTD
By: Western Investment LLC,
    its Investment Manager

By: /s/ Arthur D. Lipson, Managing Member


   /s/ Arthur D. Lipson
      ARTHUR D. LIPSON